UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENERGY XXI SERVICE PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENERGY XXI LTD

Canon’s Court, 22 Victoria Street, PO Box HM

1179, Hamilton HM EX, Bermuda

ENERGY XXI SERVICE PLAN INDEX

*All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

i

Report Of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Energy XXI Service Plan

We have audited the accompanying statements of net assets available for benefits of the Energy XXI Service Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in the net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Houston, Texas

June 28, 2016

ENERGY XXI SERVICE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS

INVESTMENTS, at fair value
Mutual funds	$43,703,932	$36,094,567
Money market fund	3,710,903	2,585,412
Equity securities	388,343	1,134,135
TOTAL INVESTMENTS, AT FAIR VALUE	47,803,178	39,814,114

EMPLOYER CONTRIBUTIONS RECEIVABLE	247,732	2,985,506

NOTES RECEIVABLE FROM PARTICIPANTS	639,490	711,720

NET ASSETS AVAILABLE FOR BENEFITS	$48,690,400	$43,511,340

See notes to financial statements.

ENERGY XXI SERVICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

ADDITIONS TO NET ASSETS

INVESTMENT INCOME (LOSS)
Net depreciation in fair value of investments	$(3,443,752)
Interest and dividends	2,582,728
TOTAL INVESTMENT LOSS	(861,024)

INTEREST ON NOTES RECEIVABLE FROM PARTICIPANTS	66,434

CONTRIBUTIONS
Employer	2,822,286
Participants	3,699,711
Rollover	22,640
TOTAL CONTRIBUTIONS	6,544,637

TOTAL ADDITIONS TO NET ASSETS	5,750,047

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	15,537,612
Administrative expenses	19,887
TOTAL DEDUCTIONS FROM NET ASSETS	15,557,499

TRANSFERS FROM OTHER QUALIFIED PLANS	14,986,512

NET INCREASE	5,179,060

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	43,511,340

End of year	$48,690,400

See notes to financial statements.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note A - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Energy XXI Services, LLC (the “Employer” or “Plan Administrator”). The Plan is designed and intended to operate as a safe harbor plan as defined by the Plan Agreement. The Plan has an income deferral program under Section 401(k) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent related amendments and revisions. The Plan was originally effective April 24, 2006.

Eligibility: Participation in the Plan is voluntary. Membership in the Plan is available to all eligible employees who have attained age twenty-one (21) and they become eligible to participate in the Plan the first of the month following date of hire. Excluded from the class of eligible employees are residents of Puerto Rico, union employees, leased employees, summer or seasonal interns, and non-resident aliens who do not receive United States source earned income from the Employer.

Administration of the Plan: The investment custodian and recordkeeper for the Plan was Fidelity Management Trust Company (the “Custodian” or “Fidelity”) for the years ended December 31, 2015 and 2014.

Contributions: Participants may contribute up to 90% of their annual compensation, as defined by the Plan Agreement. Such contributions can be made either on a pre-tax basis or on an after-tax basis as a Roth 401(k) contribution. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions subject to Internal Revenue Service (“IRS”) limitations ($6,000 in 2015 and $5,500 in 2014). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Employer contributes a matching contribution equal to each participant’s contribution up to the first six (6) percent of eligible annual compensation, as defined in the Plan Agreement which equaled approximately $2.8 million for the year ended December 31, 2015. The Employer may also make a discretionary profit sharing contribution at the discretion of the Employer’s Board of Directors. The Board did not approve a discretionary profit sharing contribution for the year ended December 31, 2015.

Transfers From Other Qualified Plans: The Plan presents in the Statement of Changes in Net Assets Available for Benefits the amount of transfers from other qualified plans.

EPL Oil & Gas, Inc. 401(k) Plan merged into the Plan effective December 31, 2014 as a result of an acquisition made by the Company. Transferred assets totaling approximately $15.0 million were received by the Plan in 2015. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan Agreement.

Administrative Expenses: Investment related expenses are included in net appreciation/(depreciation) in fair value of investments. Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants and participant directed investment transactions, were paid by the Employer. Those expenses paid by the Employer are excluded from these financial statements.

Disposition of Forfeitures by Participants: A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Employer contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note A - Description of the Plan (Continued)

extent that forfeitures for any Plan year exceed the amounts required to reinstate the accounts described above, they will be applied against the next succeeding Employer contribution.

Forfeitures occur from time to time based on Plan operations, including mergers and excess employer contributions. The unallocated forfeited accounts were $18,552 and $10,325 at December 31, 2015 and 2014, respectively.

Vesting: Participants are immediately and fully vested in their deferral contributions, Employer matching, and discretionary profit sharing contributions, as well as actual earnings thereon.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Employer’s contributions and (b) plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Notes Receivable from Participants: Participants may borrow from their participant directed accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the balance of any existing loans. The loans are secured by the balance in the participant’s account. The interest rate, security and terms of payment are determined by the Custodian based on prevailing interest rates at the time of the loan; however, loan terms are not to exceed five years unless the loan is for the purchase of the participant’s primary residence, in which the loan terms are not to exceed ten years. Both principal and interest are repaid through payroll deduction. The Plan’s Custodian charges a fee for loan origination which is deducted from the participant’s account. A participant’s loan balance becomes immediately due and payable upon termination of employment.

Allocation of Investment Income: The allocation of Plan investment income for the investment options is based on the ratio each participant’s account balance bears to the total account balance of all participants.

Payment of Benefits: Under the terms of the Plan, participants retiring at age 65 or earlier, disabled prior to their retirement date, or terminating employment, will receive all amounts credited to their accounts. Upon the death of the participant while actively employed, participant’s beneficiary will receive all amounts credited to the participant’s account. Benefits are paid in a lump-sum amount or in periodic payments equal to the value of their account. Participants are permitted distributions from the vested portion of their Plan accounts at any time after having attained age 59½. Also, participants may request a distribution of their deferral contributions account upon incurring a financial hardship, as defined by the Plan Agreement.

Note B - Summary of Significant Accounting Policies

Basis of Financial Statements: The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Benefits: Benefits paid to participants are recorded upon distribution and are recorded as a reduction to net assets available for benefits.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note B - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition: All investments are held by the Custodian and the Plan provides for self-directed investment programs for individual participants. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Money market funds are valued at cost, which approximates fair value. Mutual funds and equity securities are stated at market value based upon quoted market prices as reported by the Plan’s Custodian. Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held. The change in the current value of investments (including investments bought and sold) during the year are reflected in the statement of changes in net assets available for benefits as net appreciation/(depreciation) in fair value of investments.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are recorded as distributions based upon terms of the Plan Agreement and are recorded as a reduction to net assets available for benefits.

Fair Value Measurements: The Plan adopted Financial Accounting Standards Board (“FASB”) guidance on Fair Value Measurements and Disclosures for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. As defined by this guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based in the observability of those inputs. This guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in inactive markets

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note B - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine fair values.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Money Market Fund: Valued at cost, which approximates fair value.

Mutual Funds: Valued at the net asset values (“NAV”) of shares held by the Plan at year end.

Equity Securities: Valued at the closing price reported on NASDAQ where the Energy XXI Ltd’s common stock is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

New Accounting Pronouncements/Accounting Changes

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). The ASU removes the requirement to categorize these investments within the fair value hierarchy and also removes the requirement to make certain disclosures. The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted. The Plan did not early adopt this guidance as of year-end. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements. The Plan Adminstrator does not expect the adoption of this accounting guidance to have a significant impact on the Plan’s financial statements.

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investment by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Management has elected to adopt Parts I and II early. The Plan's early adoption of this guidance in 2015 was applied retrospectively and did not have a material impact on its financial statements.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note C - Fair Value of Financial Instruments

The assets measured at fair value on a recurring basis subject to the disclosure requirements of the fair value measurement policy related to the fair value hierarchy levels described in Note B are as follows:

	Fair Value Measurements as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$43,703,932	-	-	$43,703,932
Money market fund	3,710,903	-	-	3,710,903
Equity securities	388,343	-	-	388,343
Total investments at fair value	$47,803,178	$-	$-	$47,803,178

	Fair Value Measurements as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds	$36,094,567	-	-	$36,094,567
Money market fund	2,585,412	-	-	2,585,412
Equity securities	1,134,135	-	-	1,134,135
Total investments at fair value	$39,814,114	$-	$-	$39,814,114

Note D - Plan Termination

Although the Employer has not expressed any interest to do so, the Employer has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon any full or partial termination, all amounts credited to the affected participants shall be 100% vested and not be subject to forfeiture.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note E - Income Tax Status

Effective August 10, 2009, the Employer amended the Plan by adopting the Volume Submitter Profit Sharing Plan with a qualified cash of deferred arrangement (“CODA”). Fidelity Management & Research Company received an advisory letter dated March 31, 2008 from the IRS that the form of the Plan is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving this letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting rules generally accepted in the United States of America require an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2012 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of changes in net assets available for benefits.

Note F - Party-In-Interest Transactions

The Plan invests in various investments managed by Fidelity. Fidelity is the Plan’s investment custodian as defined in the Plan Agreement, and therefore certain transactions qualify as party-in-interest. One of the Plan’s investment options is Energy XXI Ltd common stock, and therefore, qualifies as party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note G - Risks and Uncertainties

The Plan provides for various investments in a money market fund and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

On April 14, 2016, Energy XXI Ltd,, Energy XXI Gulf Coast, Inc., an indirect wholly-owned subsidiary of Energy XXI Ltd, (“EGC”), EPL Oil & Gas, Inc., an indirect wholly-owned subsidiary of Energy XXI Ltd, (“EPL”) and certain other subsidiaries of Energy XXI Ltd, (together with Energy XXI Ltd,, EGC and EPL, the “Debtors”) filed voluntary petitions for reorganization (the petitions collectively, the “Bankruptcy Petitions”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of Title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) under the caption In re Energy XXI Ltd, et al., Case No. 16-31928 (the “Chapter 11 Cases”).

Prior to filing the Bankruptcy Petitions, on April 11, 2016, the Debtors entered into a Restructuring Support Agreement (as amended, the “Restructuring Support Agreement”) with certain holders (the “Second Lien Noteholders”) of EGC’s 11.000% Senior Secured Second Lien Notes due 2020 (the “Second Lien Notes”), providing that the Second Lien Noteholders party thereto (the “Restructuring Support Parties”) will support a restructuring of the Debtors, subject to the terms and conditions of the Restructuring Support Agreement. On May 16, 2016, the Debtors entered into the First Amendment to the Restructuring Support Agreement by and among the Debtors and the Restructuring Support Parties (the “RSA Amendment”). The Restructuring Support Agreement and the First Amendment to the Restructuring Support Agreement contain certain key terms and milestones for progress in the Chapter 11 Cases. Pursuant to such milestones, no later than September 2, 2016, the Debtors will consummate the transactions contemplated by the plan of reorganization (assuming the conditions precedent to the reorganization have been satisfied).

The Debtors maintain a broad “fiduciary out” under the Restructuring Support Agreement. Specifically, the Restructuring Support Agreement provides that each Debtor may terminate its obligations thereunder if its board of directors (or board of managers, as applicable) determines that proceeding with the contemplated restructuring transactions “would be inconsistent with the exercise of its fiduciary duties.” The Debtors also reserve certain rights to modify the plan of reorganization and the plan may be subject to revision in response to creditor claims and objections and the requirements of the Bankruptcy Code or the Bankruptcy Court. There can be no assurance that the Debtors will be able to secure requisite accepting votes for the proposed reorganization plan or confirmation of such plan by the Bankruptcy Court.

Beginning May 4, 2016, participants were unable to allocate any additional contributions to the Equity Securities. On May 19, 2016, the Equity Securities were delisted from the NASDAQ and all remaining shares held by participants ceased to be traded. Under conditions of the Restructuring Support Agreement, subject to approval by the Bankruptcy Court, no distributions will be made to existing shareholders, including Plan Participants, and no shares of the reorganized company will be issued to existing shareholders upon emergence from bankruptcy protection; therefore, as of the date of this Annual Report on Form 11-K, the value of the Equity Securities most likely is minimal.

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note H - Reconciliation of Financial Statements to Form 5500

The Form 5500 for 2014 was reported on a cash basis with respect to deferral and matching contributions. These financial statements were prepared on an accrual basis. The reconciliation of the cash to accrual basis is as follows:

	December 31,
	2015	2014
Total net assets reported on Form 5500	$48,690,400	$40,525,834
Reconciling items:
Employer contributions receivable	-	2,985,506

Net assets as reported in the financial statements	$48,690,400	$43,511,340

Year Ended
December 31,
2015

Net increase reported on Form 5500	$8,164,566
Change in employer contributions receivable	(2,985,506)
Net increase in net assets available for benefits as reported in the financial statements	$5,179,060

Note I - Subsequent Events

The Company evaluated subsequent events through the time of filing this Annual Report on Form 11-K. No significant events, other than those described in Note G occurred subsequent to the statements of net assets available for benefits or prior to the filing of this report that would have a material impact on the financial statements.

ENERGY XXI SERVICE PLAN	Plan EIN 20-4583999
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS	Plan Number 001
(HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Fidelity Management Trust Company	Fidelity Money Market Retirement	^	$3,710,903

*	Energy XXI Ltd	Energy XXI Ltd Common Stock Fund 383,865.285 Shares (equity securities)	^	388,343

	American Century	Government Bond	^	2,924,964
	Oakmark Funds	Oakmark International I	^	3,257,871
	Columbia Funds	Dividend Inc. Z	^	2,512,841
	Prudential Jennison	Mid Cap GR A	^	2,781,394
	Oppenheimer Funds	Developing Markets A	^	329,706
	JP Morgan	Midcap Value	^	1,432,213
	Prudential	ST Corp Bond Z	^	908,445
	AB Global	Small Cap Growth Portfolio Class K	^	554,716
*	Fidelity Management Trust Company	Fidelity Real Estate Investment	^	1,691,057
*	Fidelity Management Trust Company	Fidelity Large Cap Stock	^	2,012,286
*	Fidelity Management Trust Company	Fidelity Small Cap Discovery	^	2,671,660
*	Fidelity Management Trust Company	Spartan Total Market Index Adv	^	1,689,258
*	Fidelity Management Trust Company	Spartan Extended Market Index Adv	^	622,464
*	Fidelity Management Trust Company	Fidelity Contrafund	^	3,743,554
*	Fidelity Management Trust Company	Fidelity Growth Company	^	4,236,793
*	Fidelity Management Trust Company	Fidelity Puritan	^	447,211
*	Fidelity Management Trust Company	Fidelity Freedom Income	^	121,244
*	Fidelity Management Trust Company	Fidelity Freedom 2005	^	16,352
*	Fidelity Management Trust Company	Fidelity Freedom 2010	^	101,607
*	Fidelity Management Trust Company	Fidelity Freedom 2015	^	896,143
*	Fidelity Management Trust Company	Fidelity Freedom 2020	^	2,920,096
*	Fidelity Management Trust Company	Fidelity Freedom 2025	^	1,324,719
*	Fidelity Management Trust Company	Fidelity Freedom 2030	^	1,472,147
*	Fidelity Management Trust Company	Fidelity Freedom 2035	^	1,691,038
*	Fidelity Management Trust Company	Fidelity Freedom 2040	^	1,331,818
*	Fidelity Management Trust Company	Fidelity Freedom 2045	^	897,499
*	Fidelity Management Trust Company	Fidelity Freedom 2050	^	926,530
*	Fidelity Management Trust Company	Fidelity Freedom 2055	^	188,306
	Total Mutual Funds			43,703,932

*	Notes Receivable from Participants	Interest at 8.75% maturing through December 2018	-	639,490
	TOTAL INVESTMENTS			$48,442,668

* Party-in-Interest.

^ Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See report of independent registered public accounting firm.

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY XXI SERVICE PLAN

June 28, 2016	By:	/s/ Kerry McDonough
Kerry McDonough Plan Administrator